                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  BioTime, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09066L105
- --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Scot A. Rosenblum
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                               September 17, 1996
- --------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

               If the  filing  person has  previously  filed a  statement  on
      Schedule  13G to report the  acquisition  which is the  subject of this
      Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

               Check  the  following  box if a fee is being  paid  with  this
      statement:    [X]

                                  SCHEDULE 13D


- ----------------------------------                ------------------------------
CUSIP No.  09066L105                              Page    2    of    16   Pages
          ------------------------                     -------    -------
- ----------------------------------                ------------------------------

- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                       I.D. #13-3729429
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
- ---- ---------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             176,000 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                            0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         176,000 shares of Common Stock


- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     176,000 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.33%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ----------------------------------               -------------------------------
CUSIP No. 09066L105                              Page    3    of    16   Pages
          ------------------------                    -------    -------
- ----------------------------------               -------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                               I.D. #13-3729430
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             151,000 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
              --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         151,000 shares of Common Stock


- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     151,000 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.43%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- --------------------------------                  ------------------------------
CUSIP No. 09066L105                               Page    4    of    16   Pages
          ----------------------                       -------    -------
- --------------------------------                  ------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ---------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             25,000 shares of Common Stock
  OWNED BY
    EACH        -------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
                -------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                          25,000 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     25,000 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.90%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------------------             --------------------------------
CUSIP No. 09066L105                             Page    5    of    16   Pages
          -------------------------                  -------    -------
- -----------------------------------             --------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             176,000 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         176,000 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     176,000 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.33%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  This statement on Schedule 13D, dated September 27, 1996, relates to the common stock, no par value (the "Common Stock") of BioTime, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 935 Pardee Street, Berkeley, California 94710.

Item 2. Identity and Background.

          This Schedule 13D is being filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities"). The Partnership and the General Partner are each organized in the State of New York and WisdomTree Offshore is incorporated under the laws of the Cayman Islands. The business address of the Partnership, the General Partner and Mr. Steinberg is 1633 Broadway, 38th Floor, New York, New York 10019. The business address of WisdomTree Offshore is Zephyr House, 5th Floor, P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.


          The present principal employment of Mr. Steinberg is as Chairman, Chief Executive Officer and Treasurer of Individual Investor Group, Inc. ("I.I. Group"), as Chairman, Chief Executive Officer and Treasurer of the General Partner and as co-manager of the Partnership. The business address of I.I. Group is 1633 Broadway, 38th Floor, New York, New York 10019.


          The principal business of the Partnership is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of WisdomTree Offshore is as an offshore investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of the General Partner is management of the Partnership.


          The name, business address and principal employment of the executive officers and directors of the General Partner, I.I. Group and WisdomTree Offshore are set forth in Schedule A hereto and are incorporated by reference.


          During the last five years, neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons listed in Schedule A are United States citizens, with the exception of Christopher Wetherhill, who is a citizen of Bermuda, and Charles Quin, who is a citizen of the Cayman Islands. Item 3. Source and Amount of Funds or Other Consideration.


          The 151,000 shares of Common Stock of the Company acquired by the Partnership were acquired in brokered transactions for an aggregate purchase price of $2,781,132.12 (the "Partnership Purchases"). The 25,000 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Purchases") were acquired in brokered transactions for an aggregate purchase price of $504,645.


          The source of funds for the Partnership Purchases was investment capital contributed by the Partnership. The source of funds for the Offshore Purchases was investment capital contributed by WisdomTree Offshore.


Item 4. Purpose of Transaction.

          The Reporting Entities have acquired the shares of Common Stock for the purpose of investment. The Reporting Entities may maintain their investment at current levels or sell all or a part of their investment. In any such case, the decision by the Reporting Entities would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for shares of Common Stock, other investment opportunities available to the Reporting Entities, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Entities may deem relevant from time to time. Any acquisition or disposition of shares of Common Stock by the

Reporting Entities may be effected through open market or privately negotiated transactions, or otherwise.

          Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons listed in Schedule A hereto, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

          (a) As of September 26, 1996, the Partnership beneficially owned a total of 151,000 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 176,000 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 25,000 shares of the Common Stock of the Company and Mr. Steinberg beneficially owned a total of 176,000 shares of the Common Stock of the Company, constituting 5.43%, 6.33%, 0.90% and 6.33%, respectively, of the shares of Common Stock then outstanding, based on 2,782,071 shares of Common Stock outstanding as disclosed in the Company's quarterly report on Form 10-K for the year ended June 30, 1996. As of September 26, 1996, the Reporting Entities beneficially owned a total of 176,000 shares of the Common Stock of the Company, constituting 6.33% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the

Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.

          (b) The Partnership, the General Partner, Mr. Steinberg and Russell Anmuth, a Vice President of the Investment Manager, co-manager of the Partnership and co-manager of WisdomTree Offshore, share voting and dispositive power with respect to 151,000 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 25,000 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.

          (c) Information concerning transactions in Common Stock effected by the Reporting Entities during the past 60 days is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the individuals listed on Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, with the exception of Margin Agreements by and between Paine Webber and each of the Partnership and WisdomTree Offshore. Item 7. Material to be Filed as Exhibits.

          1. Margin Agreement by and between Paine Webber Incorporated and the Partnership (incorporated herein by reference to the Exhibit to the Schedule 13D with respect to the Common Stock, $0.01 par value, of Target Technologies, Inc. filed on behalf of the Reporting Entities, dated March 20, 1996).

          2. Margin Agreement by and between Paine Webber Incorporated and WisdomTree Offshore (incorporated herein by reference to the Exhibit to the Schedule 13D with respect to the Common Stock, $0.01 par value, of Target Technologies, Inc. filed on behalf of the Reporting Entities, dated March 20,
1996).

                                   SCHEDULE A


          The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.                          Position
- --------------------                      --------

Jonathan L. Steinberg                     Chairman, Chief Executive
                                          Officer, Treasurer and Director

Robert Schmidt                            President and Director

Scot Rosenblum                            Vice President, Secretary and Director

Russell Anmuth                            Vice President


Individual Investor
Group, Inc.                               Position
- --------------------                      --------

Jonathan L. Steinberg                     Chairman, Chief Executive
                                          Officer and Director

Robert Schmidt                            President, Chief Operating
                                          Officer and Director

Scot Rosenblum                            Vice President, Secretary and Director

Henry Clark                               Controller and Assistant
                                          Secretary

Peter M. Ziemba                           Assistant Secretary

Bruce Sokoloff                            Director; Executive Vice
                                          President, Reliance Group
                                          Holdings, Inc., 55 East 52nd
                                          Street, New York, New York
                                          10055


WisdomTree Offshore, Ltd.                 Position
- -------------------------                 --------

Jonathan L. Steinberg                     Vice President

Scot Rosenblum                            Chairman, Vice President
                                          and Director

Christopher Wetherhill                     President and Director; Chief
                                           Executive Officer, The
                                           Hemisphere Group Limited,
                                           Hemisphere House, 9 Church
                                           Street, Hamilton, Bermuda


Charles Quin                               Director; Partner, Quin &
                                           Hampson, George Town, Grand
                                           Cayman, Cayman Islands.

                                   SCHEDULE B


The Partnership
- ---------------

1. On July 29, 1996, the Partnership purchased 6,000 shares of Common Stock of the Company in brokered transactions at a price of $19.19 per share.

2. On July 30, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in brokered transactions at a price of $19.25 per share.

3. On August 19, 1996, the Partnership purchased 10,000 shares of Common Stock of the Company in brokered transactions at a price of $21.34 per share.

4. On August 20, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $19.95 per share.

5. On August 21, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $20.32 per share.

6. On September 17, 1996, the Partnership purchased 7,500 shares of Common Stock of the Company in brokered transactions at a price of $19.88 per share.

7. On September 19, 1996, the Partnership purchased 2,500 shares of Common Stock of the Company in brokered transactions at a price of $18.51 per share.

8. On September 25, 1996, the Partnership purchased 18,000 shares of Common Stock of the Company in brokered transactions at a price of $19.58 per share.

9. On September 26, 1996, the Partnership purchased 7,000 shares of Common Stock of the Company in brokered transactions at a price of $19.96 per share.


WisdomTree Offshore
- -------------------

1. On August 27, 1996, WisdomTree Offshore purchased 8,000 shares of Common Stock of the Company in brokered transactions at a price of $22.16 per share.

2.      On August 28,  1996,  WisdomTree  Offshore  purchased  2,000  shares of
        Common Stock of the Company in brokered transactions at a price of $22.07 per share.

3. On September 17, 1996, WisdomTree Offshore purchased 2,500 shares of Common Stock of the Company in brokered transactions at a price of $19.88 per share.

4. On September 18, 1996, WisdomTree Offshore purchased 2,500 shares of Common Stock of the Company in brokered transactions at a price of $19.01 per share.

5. On September 19, 1996, WisdomTree Offshore purchased 2,500 shares of Common Stock of the Company in brokered transactions at a price of $18.51 per share.

6. On September 20, 1996, WisdomTree Offshore purchased 7,500 shares of Common Stock of the Company in brokered transactions at a price of $18.63 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 27, 1996           WISDOMTREE ASSOCIATES, L.P.

                                    By: WisdomTree Capital
                                            Management, Inc.,
                                            General Partner



                                    By:/s/ Scot A. Rosenblum
                                    Name:  Scot A. Rosenblum
                                    Title: Vice President



Dated: September 27, 1996                   WISDOMTREE CAPITAL
                                            MANAGEMENT, INC.



                                      By:/s/ Scot A. Rosenblum
                                      Name:  Scot A. Rosenblum
                                      Title: Vice President



Dated: September 27, 1996             WISDOMTREE OFFSHORE, LTD.



                                      By:/s/ Scot A. Rosenblum
                                      Name:  Scot A. Rosenblum
                                      Title: Director



Dated: September 27, 1996           By:/s/ Jonathan L. Steinberg
                                       -------------------------
                                       Jonathan L. Steinberg